FOR IMMEDIATE RELEASE	Exhibit 99.2

LAN AIRLINES REPORTS NET INCOME OF US$65.0 MILLION FOR THE FIRST QUARTER OF 2009

Santiago, Chile, April 28, 2009 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the first quarter ended March 31, 2009. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars

HIGHLIGHTS

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LAN reported net income of US$65.0 million for the first quarter 2009. This represents a 34.7% decrease compared to net income of US$99.6 million in the first quarter 2008. These results were impacted by a US$57.9 million fuel hedging loss recognized during the quarter.

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LAN’s operating income in the first quarter 2009 reached US$118.1 million, a 21.0% decrease compared to operating income of US$149.5 million recorded in the first quarter 2008. Excluding fuel hedging losses, which amounted to US$57.9 million during the first quarter of 2009, operating income reached US$176.0 million, an 18.9% increase compared to first quarter 2008, with operating margin reaching 19.9%.

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According to regulations issued by the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros), as of this quarter, LAN will present financial statements in accordance with International Financial Reporting Standards (IFRS). In this way, LAN becomes one of the first Chilean companies to report its results under this new regulation, which is in line with international standards. First quarter 2008 results are restated under IFRS for comparison purposes.

•	Continuing with the expansion and renewal of its fleet, during the first quarter 2009, LAN received three new Airbus A319 passenger aircraft for its domestic and regional operations.

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On April 6, 2009, LAN Ecuador launched domestic operation in Ecuador, connecting the cities of Guayaquil and Quito. The Company is offering up to seven daily flights between both destinations, and in the near future plans to incorporate the city of Cuenca and the Galapagos Islands to its itinerary.

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During the quarter, LAN Cargo and its affiliates have expanded their presence in the region. At the end of March, LAN Cargo launched its Colombian operations through a new affiliate in Colombia, as well as initiating domestic cargo operations in Brazil through the Company’s Brazilian affiliate, ABSA, connecting the cities of Manaus and Sao Paulo. Both markets represent important growth opportunities for LAN Cargo and its affiliates due to their significant air cargo volume.

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On April 21, 2009, Fitch Ratings reaffirmed LAN Airlines international foreign currency rating at ‘BBB’, with a rating outlook of “Stable,” stating that the strengths of the Company’s business model “should allow it to weather the very challenging environment during 2009 and 2010.” In this way, LAN remains one of the few Investment Grade rated airlines in the world, facilitating the Company’s access to the international capital markets.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/ Peter Majeski
gisela.escobar@lan.com	lan@i-advize.com
Rodrigo Petric – Investor Relations Analyst	i-advize Corporate Communications, Inc.
rodrigo.petric@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

Main Impacts of Transition to IFRS on LAN’s Consolidated Financial Results

In-line with the regulations of the Superintendencia de Valores y Seguros de Chile (SVS), as of the first quarter 2009, LAN changed accounting standards to International Financial Reporting Standards (IFRS). Financial statements for 2008 will be presented under IFRS for comparison purposes.

The following is a comparison of LAN’s Consolidated Income Statement for fiscal year 2008 under Generally Accepted Accounting Principles in Chile (Chilean GAAP) and under IFRS, together with an explanation of the most significant differences between them:

Under IFRS, companies must determine their functional currency based on the principal economic environment in which they operate. The functional currency for LAN is the United States dollar, which is also the currency in which the Company presents its financial statements.

The main impacts of the change from Chilean GAAP to IFRS are the following:

a) Aircraft under “Japanese Operating Leases” (JOL)

LAN operates 17 aircraft under the financing structure known as Japanese Operating Leases (JOL). This structure involves the creation of a special purpose entity that acquires aircraft directly from suppliers through financing that includes bank debt and third parties, and then rents them to LAN via operating leases. Under Chilean GAAP, the aircraft that LAN operates under JOL structures were accounted for as operating leases, generating aircraft rental expenses in the Income Statement. Under IFRS, these aircraft are recognized on the Balance Sheet as Property & Equipment with the corresponding debt being recognized under Liabilities.

P&L Impact: Lower Aircraft Rental expense and higher Depreciation as 17 aircraft (8 A320s, 5 A319s and 4 A340s) are incorporated into the depreciable asset base. Furthermore, the increase in debt generates higher Financial Expenses.

Balance Sheet Impact: Property & Equipment (Aircraft) increases by 17 aircraft with a corresponding increase in Liabilities.

b) Frequent Flyer Program LANPASS

According to IFRS, accumulated miles will cease to be accounted for at an incremental cost and will be accounted for according to their economic value, increasing the Company’s liabilities. In addition, revenues from the LANPASS program will be recognized at the time that the miles are flown, generating deferred revenues.

P&L Impact: Miles are no longer accounted for as a cost provision. Under IFRS, the value of a ticket when sold is divided into two parts: one is assigned to the ticket, while the other part is assigned to the miles. The miles are recognized as Passenger Revenue at the moment when they are flown, generating lower revenue under IFRS as compared to Chilean GAAP.

Balance Sheet Impact: Increase in Current Liabilities as a result of the higher value assigned to the LANPASS miles.

c) Sales Discounts and Commissions

Under Chilean GAAP, these discounts were recognized as a cost, while under IFRS they are accounted for net of revenues.

P&L Impact: Lower Passenger Revenues and Cargo Revenues, since certain commissions and discounts provided to third parties are excluded. The corresponding adjustment is made in operating costs under Commissions. Since the same amount is discounted from revenues and costs, this change does not affect Operating Income.

Balance Sheet Impact: No impact on the Balance Sheet.

d) Derivative Contracts

Under IFRS, realized gains/losses related to fuel and/or interest rate hedging contracts are recognized in the Income Statement line corresponding to the cash flow being hedged (Aircraft Fuel and/or Interest Expense). Furthermore, in a cash flow hedge under IFRS, the mark to market value of the derivative contracts is deferred in an equity reserve account. This represents a change with respect to fuel hedging contracts in Chilean GAAP, under which realized hedging gains/losses were recognized as non-operating results, while the mark to market value of these hedges was recognized under Assets and Liabilities, as opposed to Shareholders Equity.

P&L Impact: Fuel hedging gains/losses are recognized net of Aircraft Fuel costs, affecting Operating Income and margins.

Balance Sheet Impact: The mark to market value of fuel and interest rate hedging contracts is recognized as Other Reserves in Shareholders Equity.

e) Maintenance Policy

Heavy maintenance of LAN’s leased fleet is capitalized as Property & Equipment, with the corresponding impact on Depreciation. Under Chilean GAAP, Property & Equipment included only heavy maintenance of LAN’s owned aircraft.

P&L Impact: Lower Aircraft Maintenance costs; increase in Depreciation. Maintenance costs in the Income Statement now include only provisions related to the line maintenance of all LAN’s aircraft, whether leased or owned, i.e. all heavy maintenance is capitalized.

Balance Sheet Impact: Increase in Property & Equipment (Aircraft).

Main Changes in Total Assets

Total Assets as of December 31, 2008 increased from US$4,905 million under Chilean GAAP to US$5,197 million under IFRS. The main variations are (in US$ millions):

Total Assets ChGAAP - 2008	4,905
Japanese Operating Leases	+579
Revaluation of Property & Equipment	+68
Derivative Contracts	-333
Others	-22
Total Assets IFRS - 2008	5,197

The “Revaluation of Property & Equipment” refers to the revaluation at market values of certain fixed assets of LAN, mainly buildings, land and certain components. This excludes LAN’s fleet, which was not revalued. The revaluation made was a one time adjustment, according to IFRS n°1.

Main Changes in Total Liabilities

Total Liabilities as of December 31, 2008 increased from US$3,787 million under Chilean GAAP to US$4,428 million under IFRS. The main variations are (in US$ millions):

Total Liabilities ChGAAP - 2008	3,787
Japanese Operating Leases	+628
LANPASS	+109
Deferred Taxes	-66
Financial Debt	-32
Others	+2
Total Liabilities IFRS - 2008	4,428

Main Changes in Shareholders’ Equity

Total Shareholders’ Equity as of December 31, 2008 decreased from US$1,118 million under Chilean GAAP to US$769 million under IFRS. The main variations are (in US$ millions):

Total Equity Chilean GAAP – Dec 31, 2008	1,118

LANPASS	-109
Derivative Contracts	-302
Property & Equipment	+54
Others	+1
Total Equity IFRS – Dec 31, 2008 (controlling shareholders)	762
Minority Interest (*)	+7
Total Equity IFRS – Dec 31, 2008	769

(*) Under Chilean GAAP, Minority Interest was not included in Shareholders’ Equity

Management Comments on First Quarter 2009 Results

LAN reported net income of US$65.0 million for the first quarter 2009. Operating results for the quarter were impacted by a US$57.9 million fuel hedging loss. Excluding this impact, operating income reached 176.0 million, an increase of 18.9% compared to the first quarter of 2008. The operating margin reached 19.9%.

During the first quarter 2009, LAN’s consolidated revenues decreased 14.5%. Passenger revenues declined 6.4% during the quarter driven by a 14.1% decrease in yields, which was offset in part by 8.9% traffic growth. Passenger load factor decreased 2.3 points from 80.3% to 78.0%. This resulted in a 16.6% decrease in revenues per ASK (RASK), partially offset by a 12.2% expansion in capacity.

Yields decreased this quarter mainly as a result of lower fuel surcharges, driven by a 48.3% decline in LAN’s average fuel price during the quarter (excluding fuel hedges). Fuel surcharges are adjusted on a monthly basis to reflect the average price of fuel (WTI) in the previous month. Yield declines this quarter were also due in part to lower nominal fares on certain routes. During the first quarter, the Company managed capacity to respond to demand growth and market opportunities. Capacity increased in the Company’s three domestic markets, as well as on certain regional routes and long haul routes to the South Pacific and North America.

During the first quarter 2009, cargo revenues decreased 32.3%, as capacity declined 11.1% and unit cargo revenues decreased 23.8%. Lower revenues per ATK resulted mainly from a 20.1% decline in traffic, which led to a 7.3 point decline in load factors from 72.4% to 65.1%, as well as a 15.3% decline in yields. Cargo traffic this quarter fell, in-line with the trend in cargo markets worldwide, impacted by the global economic slowdown and the depreciation of local currencies in relation to the U.S. dollar. In order to adjust cargo capacity to current market conditions, LAN has decreased the amount of wet leases (ACMI) it operates, in preparation for the two Boeing 777 freighters that will be delivered during the second quarter of 2009. In addition, LAN Cargo has focused on expanding its regional footprint and market share through the launch of a new cargo operation based in Colombia, as well as a new domestic cargo operation in Brazil, through its Brazilian cargo affiliate ABSA, connecting the cities of Manaus and Sao Paulo.

Operating expenses declined 13.4% compared to the first quarter 2008, while costs per ATK (including net financial expenses) decreased 11.0%, driven mainly by significant declines in the cost of fuel. Lower fuel prices generated US$99.6 million less in fuel costs for the quarter, including the impact of the US$57.9 million fuel hedging loss recognized during the first quarter 2009. For the remainder of 2009, LAN has hedged approximately 44% of its estimated fuel requirements for the second quarter, 39% for the third quarter and 48% for the fourth quarter. For 2010, LAN has hedged approximately 10% of its fuel requirements for the first quarter. Excluding fuel, unit costs decreased 0.2%, mainly due to lower commercial costs and lower wages and benefits, offset in part by higher fleet costs. Net interest expenses increased 5.9% from US$42.6 million to US$45.1 million, driven mainly by higher debt related to fleet financing.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure, as reflected by its recently confirmed BBB international credit rating (Fitch). At the end of the quarter, LAN had US$477 million in cash, cash equivalents and committed credit lines representing 11.0% of revenues for the last twelve months. Additionally, the Company has no short term debt and its long-term debt related to aircraft financing has 12 to 15-year repayment profiles with competitive interest rates. The Company expects to raise approximately US$250 million during 2009 through loans with domestic banks in Chile, the purpose of which is to increase liquidity. The Company has limited exposure to foreign exchange rate fluctuations since approximately 83% of revenues are U.S. dollar denominated.

In-line with LAN’s service orientation, the Company has almost concluded its retrofit program to reconfigure all wide-body passenger aircraft with the new Premium Business Class and upgraded Economy Class. The Boeing 767-300 retrofit program was completed in October 2008, while the Airbus A340-300 retrofit program will be completed in May 2009, for a total investment of approximately US$120 million. In this way, LAN offers a superior product on all long haul routes from Latin America to North America, Europe and the South Pacific, as well as on certain regional routes.

Despite the global economic slowdown, during the first quarter 2009, LAN continued to report consistent positive results. This is a testament to LAN’s solid and flexible business model and the leadership position it has established in the markets in which it operates. Based on its consistent track record and its solid balance sheet, the Company is able to continue improving its long-term strategic position by addressing opportunities, strengthening its market position and increasing competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

Launch of the Domestic Passenger Operation in Ecuador

On April 6, 2009, LAN Ecuador launched domestic passenger service within Ecuador, connecting the cities of Guayaquil and Quito. In this first phase, the Company offers up to seven daily flights between both destinations. A further stage considers the incorporation of the city of Cuenca and the Galapagos Islands to its itinerary. With this new operation, LAN Ecuador reaffirms its commitment to the country’s economic and social development, supporting tourism, improving connectivity and increasing employment generation, as well as new investments in the country. The Company’s purpose is to offer a new and efficient transportation alternative for passengers and cargo clients.

Expansion of Cargo Operations

In March, 2009, LAN Cargo’s Brazilian affiliate, ABSA, launched domestic cargo operations in Brazil. During the same month, LAN Cargo launched its new cargo operation from Colombia through its new affiliate in that country. With these initiatives, the Company expands its footprint in the region, as it consolidates its cargo network and improves service for its clients. The Company and its affiliates offer the best alternative for shipments to and from Latin America, as it serves all South American capitals and Mexico, in addition to San Jose de Costa Rica and Guatemala in Central America.

Long Haul Cabin Retrofit

In May, 2009 the last of LAN’s five Airbus A340s will be retrofitted with the Company’s new Premium Business and renovated Economy classes. This project represented a total investment of approximately US$120 million and is aimed at positioning LAN among the best airlines in the world in terms of service. As a result, all of LAN’s long haul passenger aircraft, including its Boeing 767 and Airbus A340 fleets, will offer the new Premium Business and renovated Economy classes in all of its international flights, a superior service that only a select group of airlines offer worldwide. This includes full flat 180° reclining seats, improved comfort, and one of the most modern on board entertainment systems, positioning LAN among the airlines with one of the largest entertainment selections in the world.

Winglets Project

As part of its fleet renewal plan and its commitment to efficiency and environmental protection, LAN initiated the installation of winglets on all its Boeing 767-300 fleet. These devices, installed on the wingtips of the aircraft, allow for a more efficient operation by reducing fuel consumption by approximately 450,000 gallons a year per aircraft, leading to approximately 5% lower CO2 emissions. During May, 2008, LAN operated the first commercial flight in Latin America, between Santiago and Buenos Aires, on a Boeing 767-300 equipped with winglets. The Company plans to install these devices on a total of 37 Boeing 767 aircraft (nine freighters and 28 passenger aircraft). This project involves a total investment of US$70 million and is expected to be completed in August 2010.

Fitch Confirms LAN’s BBB Rating

On April 21, 2009, Fitch Ratings reaffirmed LAN Airlines international foreign currency rating at ‘BBB’, maintaining a rating outlook of “Stable”. This classification confirms LAN as one of the few investment grade airlines in the world, facilitating the Company’s access to the international capital markets. Fitch stated that this decision reflects LAN’s “strong business position, low cost structure, and fleet flexibility”, as well as “the company’s strong liquidity position, which should allow it to weather the very challenging environment during 2009 and 2010.”

Dividend Information

LAN’s General Shareholders Meeting held on April 17, 2009 approved the Company’s dividend policy in regards to 2008 net income. LAN will not pay a final dividend with respect to 2008 net income; the interim dividends paid in August 2008 and January 2009 will be considered as final dividends. The total dividend policy for fiscal year 2008 corresponds to 60.1% of net income.

Fleet Plan

During the first quarter, LAN continued with the expansion of its fleet, as it received 3 new Airbus A319s for domestic and regional short haul operations. LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

Outlook

Considering current market conditions, the Company expects passenger ASK growth to be approximately 10% in 2009. Growth in the passenger business is expected to be mainly driven by the domestic markets in Chile, Peru and Argentina. For 2009, the cargo business will expand operations through its new affiliate in Colombia, as well as a new operation in the Brazilian domestic market. Considering current market conditions, LAN expects a cargo ATK decline in 2009 of approximately 5%.

During the first quarter 2009, LAN took delivery of 3 narrow body passenger aircraft, totaling a fleet of 84 passenger aircraft and 9 freighters. For the remainder of 2009, LAN expects to receive one wide body passenger aircraft in December and the first two B777 freighter aircraft in the second quarter of 2009.

Consolidated First Quarter 2009 Results

Net income for the first quarter 2009 amounted to US$65.0 million, compared to US$99.6 million in the same period 2008, a decrease of 34.7%. Net margin for the quarter decreased from 9.7% in 2008 to 7.4% in 2009.

Operating income amounted to US$118.1 million in the first quarter 2009, compared to US$149.5 million in the first quarter 2008. Operating margin for the quarter decreased to 13.4%.

Total operating revenues decreased 14.5% compared to the first quarter 2008, reaching US$882.2 million. This reflected a:

•	6.4% decrease in passenger revenues to US$651.6 million,
•	32.3% decrease in cargo revenues to US$196.7 million, and a
•	23.8% decrease in other revenues to US$33.9 million.

Passenger and cargo revenues accounted for 74% and 22% of total revenues for the quarter, respectively.

Passenger revenues decreased 6.4%, driven by a 14.1% decrease in yields, partially offset by 8.9% growth in traffic. Load factors decreased from 80.3% to 78.0%, as the 12.2% increase in capacity outpaced the traffic increase. Overall, revenues per ASK decreased 16.6%. Traffic grew as a result of a 30.2% increase in domestic traffic (including domestic operations Chile, Argentina and Peru), and a 1.6% increase in international traffic. International traffic accounted for 70% of total passenger traffic during the quarter. Yields decreased 14.1% as a result of lower fuel surcharges and lower fares.

Cargo revenues decreased 32.3% in the quarter, driven by a 15.3% decrease in yields, coupled with a 20.1% decrease in traffic. Cargo traffic this quarter was impacted by the global economic slowdown and capacity decreased 11.1% during the quarter. As a consequence, load factors decreased from 72.4% to 65.1%. Revenues per ATK decreased 23.8% compared to the first quarter 2008.

Other revenues decreased 23.8%, mainly driven by a decrease in onboard sales, storage and custom services to third parties and lower revenues from aircraft leases, partially offset by higher revenues coming from tour and travel services. In addition, the ‘Other revenues’ line in the first quarter 2008 included US$5.7 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses decreased 13.4% during the quarter, while unit (ATK) costs decreased 11.0% as compared to the first quarter 2008. Lower jet fuel prices during the quarter led to approximately US$99.6 million in reduced fuel costs (net of fuel hedge losses). Excluding fuel, unit costs decreased 0.2%. Changes in operating expenses were mainly due to the following:

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Wages and benefits decreased 3.4%, driven mainly by the impact of the devaluation of domestic currencies in the region, which were partly offset by the increase in average headcount during the quarter, compounded with a higher average wage, in-line with the inflation rate.

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Fuel costs decreased 30.1%, mainly driven by a 48.3% decrease in prices, offset by a 0.3% increase in consumption, in-line with LAN’s operations during the quarter. In addition, the company recognized a US$ 57.9 million fuel hedge loss, compared to a US$ 1.5 million fuel hedge gain in the first quarter of 2008.

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Commissions to agents decreased 19.5%, due to a 14.1% decrease in traffic revenues (passenger and cargo), coupled with a 0.3 point reduction in average commissions. This reduction was related to lower commissions in the passenger business, partially offset by an increase of commissions in the cargo businesses.

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Depreciation and amortization increased 20.4%, mainly due to the incorporation of five new Boeing 767 aircraft, two Airbus A320s, five Airbus A319 and eight Airbus A318 aircraft, partially offset by the phase out of the Boeing 737-200 fleet completed in May 2008.

•	Other rental and landing fees decreased 5.8%, mainly due to the impact of decreased aeronautical rates, as well as lower use of variable aircraft rentals (ACMI) in the cargo business.
•	Passenger service expenses increased 11.3%, mainly driven by the 18.4% increase in the number of passengers transported during the quarter.
•	Aircraft rentals decreased 14.2%, mainly due to a decrease in the average number of leased aircraft during the period, which was partially offset by an increase in the average rental cost.
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Maintenance expenses decreased 7.5%, as the additional cost from increased fleet utilization and escalation in maintenance contracts were more than offset by the phase out of the Boeing 737-200 fleet and a higher proportion of new planes.

•	Other operating expenses decreased 8.3%, due to lower sales and onboard sales costs.

Non-operating results.

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Interest income increased from US$0.6 million in the first quarter of 2008 to US$7.0 million in the first quarter of 2009, mainly due to higher interest related to a higher cash balance, in addition to a gain on foreign currency forward contracts related to deposits denominated in Chilean pesos.

•	Interest expense increased 20.7% due to higher average long-term debt related to fleet financing, offset by the recognition of interest related to pre-delivery payment (PDP) financing.
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In the other income-net line, the Company recorded a US$9.0 million gain compared to a US$14.8 million gain in 2008, mainly due to a lower foreign-exchange gain, which amounted to US$13.7 million in the first quarter 2008 and US$9.6 million in the first quarter 2009.

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About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 65 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 63 additional international destinations through its various alliances. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru and an important presence in the Argentinean domestic market, as well as having recently launched its domestic operation in Ecuador.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 84 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, own 9 dedicated freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE	Exhibit 99.2

LAN Airlines S.A.
Consolidated Operating Statistics

Operating Statistics	For the Three-Month Period ended March 31, 2009	2008	% Change
System			
ATKs (millions)	1,864.2	1,882.7	-1.0%
ASKs (millions)	9,756.1	8,695.4	12.2%
RTKs (millions)	1,251.1	1,337.3	-6.5%
RPKs (millions)	7,608.8	6,984.4	8.9%
Overall Load Factor (based on ATKs)%	67.1%	71.0%	-3.9 pp.
Break-Even Load Factor (based on ATK)%	61.1%	63.1%	-2.0 pp.
Yield based on RTKs (US Cents)	67.8	73.8	-8.1%
Operating Revenues per ATK (US Cents)	45.5	52.4	-13.2%
Operating Costs per ATK (US Cents)	41.6	46.7	-11.0%
Fuel Gallons Consumed (millions)	111.0	110.6	0.3%
Average Trip Length (thousands km)	2.009	2.184	-8.0%
Passenger			
ASKs (millions)	9,756.1	8,695.4	12.2%
RPKs (millions)	7,608.8	6,984.4	8.9%
RTKs (millions)	684.8	628.6	8.9%
Passengers Transported (thousands)	3,788	3,198	18.4%
Load Factor (based on ASKs) %	78.0%	80.3%	-2.3 pp.
Yield (based on RPKs, US Cents)	8.6	10.0	-14.1%
Yield (based on RTKs, US Cents)	95.2	110.8	-14.1%
Revenue/ASK (US cents)	6.7	8.0	-16.6%
Cargo			
ATKs (millions)	869.9	978.9	-11.1%
RTKs (millions)	566.3	708.7	-20.1%
Tons Transported (thousands)	138.7	155.9	-11.0%
Load Factor (based on ATKs) %	65.1%	72.4%	-7.3 pp.
Yield based on RTKs (US Cents)	34.7	41.0	-15.3%
Revenue/ATK (US Cents)	22.6	29.7	-23.8%

FOR IMMEDIATE RELEASE	Exhibit 99.2